Piedmont Announces Proposed U.S. Public Offering of American Depositary Shares
NEW YORK, June 5, 2020 - Piedmont Lithium Limited (“Piedmont” or “Company”) (Nasdaq:PLL; ASX:PLL) today announced that it plans to conduct a U.S. public offering, subject to market and other conditions, of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares (“Public Offering”). Piedmont intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the ADSs sold in the Public Offering to cover over-allotments at the issue price of the Public Offering.

ThinkEquity, a division of Fordham Financial Management, Inc., and Loop Capital Markets LLC are acting as joint book-running managers for the offering.

Piedmont also intends to conduct a substantially concurrent Australian private placement to existing non-U.S. institutional and sophisticated investors (“Private Placement”), at a price equivalent to the issue price of the Public Offering.  The Public Offering is not contingent upon the Private Placement.  The Company expects the Private Placement will be fully committed upon the closing of the Public Offering, but the completion of the Private Placement will be subject to shareholder approval pursuant to applicable ASX listing rules.

Proceeds from the offerings will be used to continue development of the Company’s Piedmont Lithium Project, including a definitive feasibility study, testwork, permitting, and ongoing land consolidation, and for general corporate purposes.

The Public Offering is being made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). A preliminary prospectus supplement related to the offering of the ADSs will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov and on the ASX website. Copies of the preliminary prospectus supplements and the accompanying prospectus relating to the Public Offering may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

About Piedmont

Piedmont holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com
1